

March 14, 2012

<u>Via E-mail</u>
Craig C. McGlinchey
Controller
Paccar Financial Corp.
777 106th Ave. N.E.
Bellevue, Washington 98004

  **Re: Paccar Financial Corp.
    December 31, 2011 Form 10-K
    Filed February 29, 2012
    June 30, 2011 Form 10-Q
    Filed August 8, 2011
    Response Dated February 15, 2012
    File No. 001-11677**

Dear Mr. McGlinchey:

  We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>December 31, 2011 Form 10-K</u>

<u>General</u>

1. Please tell us how you determined your reportable segments. Specifically tell us how you determined that each of your foreign operations did not meet the criteria to be a reportable segment. Refer to ASC 280-10-50-10.

2. Please revise future filings to disclose the information required by ASC 280-10-50-41(a).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

3. We note the significant increase in your deferred tax provision in 2011 and the deferred tax liability at December 31, 2011. Please revise future filings to discuss the nature of and the variability in the transactions that cause this trend and discuss the implications for future operating results and liquidity.

June 30, 2011 Form 10-Q

Note B – Finance and Other Receivables, page 7

4. We note your response to comment 2a in your letter dated February 15, 2012.

   a. Please tell us how many interest rates in a three month period you believe represent a statistically valid sample size and how you determined that amount.

   b. Please provide us an analysis of the number of transactions with and the interest rates provided to C grade customers and D grade customers in the United States and Mexico by month in 2011.

   c. Please tell us how you considered whether actual C and D grade market transactions provided the most relevant information with which to determine market rates for your TDR assessment.

   d. Please provide us an analysis that shows how your TDR assessments in 2011 would have been impacted if you used a three month average of actual interest rates used in market transactions for the relevant grade in each major market.

5. We note your response to comment 2c in your letter dated February 15, 2012. Please provide us an analysis of the number and dollar value of non-TDR credit modifications provided to "used equipment" customers during 2011. As part of your response, please explain how you take the equipment value risk into account when pricing financing for both new and used truck customers and tell us the amount that would have been TDR's if the market rate of interest you used in your TDR assessment was 150 basis points greater for this population.

6. We note your response to comment 2e in your letter dated February 15, 2012 which details the factors which explain the variation in the actual high/low rates for D customers. Please tell us how you consider the factors in your determination of a market interest rate under ASC 310-40-15-8. In this regard, it would appear that using a rate derived from the mean of the rates offered to A graded customers would ignore variations

in the aforementioned factors that would otherwise need to be considered when determining the market interest rate under ASC 310-40-15-8 for an individual loan.

7. We note your response to comment 2(g)(i) in your letter dated February 15, 2012.

   a. Please provide us the number and amount of credit modifications by original credit score for each month in 2011.

   b. Please provide us a general analysis of the vintage of credit modifications in 2011.

   c. Please provide us a general analysis of the average interest rates on new A graded customers for the vintages noted in b above.

8. We note your response to comment 2h in your letter dated February 15, 2012. Please tell us why you believe the average of comparable new business interest rates does not represent a market interest rate for your TDR assessment.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant